Value Line Funds

7 Times Square, 21st Floor

New York, New York 10036-6524

November 27, 2018

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Megan Miller

Re:	Value Line Small Cap Opportunities Fund, Inc. (the “Small Cap Fund”) SEC File No. 811-07388; Value Line Asset Allocation Fund, Inc. (“Asset Allocation Fund”) SEC File No. 811-07702

Dear Ms. Miller:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally to Peter Lowenstein, Emily Washington and Michael Wagner on November 5, 2018, relating to the financial statements of the above referenced funds (the “Funds”) for the fiscal year ended March 31, 2018.

For the staff’s convenience, its comments are restated below, followed by the response of the Funds.

Comment 1.

The Small Cap Fund had greater than 25% invested in the Industrials sector at its fiscal year-end but the most recent prospectus did not include sector risk disclosure. If the Fund consistently focuses in a particular sector, please explain why the identification of the sector including the strategies and risks of investing in that sector are not disclosed in the summary prospectus.

Response 1.

If required based on the Fund’s holdings, appropriate disclosure will be included in the next updated Prospectus.

Comment 2.

Please explain why the net investment income(loss) in the Financial Highlights is positive when the Fund appears to have been operating at a loss.

Response 2.

The Funds use the SEC method to calculate Per Share Operating Performance in the “Financial Highlights”. According to Instruction 2(a) to Item 13(a) of Form N-1A, to calculate Per Share Operating Performance, a Fund should “Derive net investment income data by adding (deducting) the increase (decrease) per share in undistributed net investment income for the period to (from) dividends from net investment income per share for the period. The increase (decrease) per share may be derived by comparing the per share figures obtained by dividing undistributed net investment income at the beginning and end of the period by the number of shares outstanding on those dates.” The undistributed net investment income at the beginning and the end of the period, as well as the shares outstanding on those dates, were taken from the March 31, 2017 and 2018 audited balance sheets. The deviation was caused by a tax reclassification between net investment income and capital gains. While the resulting per share net investment income for the Investor Class does not correlate with amounts presented on the statement of operations, it has been determined in accordance with the instructions to Item 13 of Form N-1A.

Comment 3.

In future filings please disclose that the Funds followed the accounting and reporting requirements of investment companies.

Response 3.

This disclosure is being included in the semi-annual report to shareholders for the Funds and will be included on a going forward basis in all other shareholder reports.

Comment 4.

Please include a statement that additional information about the trustees is included in the SAI. Item 27(b)(6) of Form N-1A.

Response 4.

This statement will be included in all annual reports to shareholders.

Comment 5.

The staff position is that recoupment plans should be limited to 3 years from the date of the waiver or reimbursement. Please update the disclosure in both the Prospectus and shareholder report to indicate that the recoupment period is 3 years from time of the waiver and not from the fiscal year-end.

Response 5.

The Funds’ administrator has been instructed to calculate the recoupment period as 3 years from the month in which the waiver or reimbursement occurred and this will be reflected in future Prospectuses and shareholder reports, commencing with the semi-annual report to shareholders for the Funds.

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We trust that these responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (212) 907-1850.

Very truly yours,

By:    /s/ Peter D. Lowenstein

Peter D. Lowenstein

Legal Counsel to the Value Line Mutual Funds

cc:	Leonard A. Pierce, Esq.
Gretchen Passe Roin, Esq.